Red Mountain Resources, Inc. 10-K

Exhibit 21.1

Significant Subsidiaries of the Registrant

As of May 31, 2013

Name	Place of Incorporation	Parent Company	Percent Ownership by Parent
Black Rock Capital, Inc.	Arkansas	Red Mountain Resources, Inc.	100
Cross Border Resources, Inc.	Nevada	Red Mountain Resources, Inc.	83
Doral West Corp.	Nevada	Cross Border Resources, Inc.	100
Pure Energy Operating, Inc.	Texas	Cross Border Resources, Inc.	100
Hunter Drilling, LLC	Texas	Red Mountain Resources, Inc.	100
RMR Gulf Coast Holdings, LLC	Texas	Red Mountain Resources, Inc.	100
RMR Marketing, LLC	Texas	Red Mountain Resources, Inc.	100
RMR Operating, LLC	Texas	Red Mountain Resources, Inc.	100
RMR Petroleum Services, Inc.	Texas	Red Mountain Resources, Inc.	100